Algonquin Power & Utilities Corp. Declares Second Quarter 2019 Preferred Share Dividends
Oakville, Ontario – May 9, 2019 – Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN, AQNA) announced today that the Board of Directors of APUC has declared the following preferred share dividends:

1.
C$0.32263 per Preferred Share, Series A, payable in cash on July 2, 2019 to Preferred Share, Series A holders of record on June 14, 2019, for the period from March 31, 2019 to, but excluding, June 30, 2019.

2.
C$0.31819 per Preferred Share, Series D, payable in cash on July 2, 2019 to Preferred Share, Series D holders of record on June 14, 2019 for the period from March 31, 2019 to, but excluding, June 30, 2019.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its Series A Preferred Shareholders and its Series D Preferred Shareholders that such dividends declared qualify as eligible dividends.
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with approximately $9.7 billion of total assets. Through its two business groups, APUC provides rate-regulated natural gas, water, and electricity generation, transmission, and distribution utility services to approximately 770,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through ownership of or investments in long‐term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy, electric transmission, and water infrastructure development projects with a global focus, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series 2018-A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For further Information:
Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770